Exhibit (a)(1)(ix)

Scripps Networks Interactive

Offer Web Site Instructions

June 2009

Using the Offer Web Site

The Offer Web Site is available 24/7 during the Exchange Offer period, which begins June 1, 2009 at 12:01 a.m. EDT, and ends on June 26, 2009 at 11:59 p.m. EDT. If the Exchange Offer period is extended, the Offer Web Site will be updated to reflect the new expiration date, and we will issue a press release, email or other communication to you announcing the extension.

To access the web site, go to https://www.sniexchange.com. When you login the first time, you will need to register for the site. You will be prompted to take the following steps:

Step 1: When logging into the site for the first time, click on the New Registration button to register.

Step 2: Enter your Employee ID (you must use leading zeros for a total of 10 digits), Date of Birth, and last four digits of your Social Security Number. Then enter the text as shown on the screen in the last box (this is a special security feature). Once you enter this information successfully, you will be prompted to create a “User Name” and “Password.”

Step 3: Once you enter this information successfully, you will be prompted to create a “User Name” and “Password.” For future logins, you can simply select the Login button on the home page and enter your “User Name” and “Password.”

If you forget the user name and password when you log in again in the future, you will need to go through the registration process again. You will need to set up a new user name and password that is different from the ones you previously used.

If you encounter problems during the login process, please send an email to SNI at equity@scrippsnetworks.com and someone will contact you.

Step 4: Accept the terms of the site outlined in the “User Agreement.” Read the five legal statements carefully and click the box next to each, then click “I acknowledge all of the above Legal Statements.” Finally, click the Next button. If you do not acknowledge all of the statements you will not be able to enter the site. You must accept the terms in the “User Agreement” each time you enter the site in order to log in. Furthermore, stock option exchange elections must be made through this site.

You will have now entered the site and will be on the home page.

LEARN More About the Exchange

The site includes links to important documents that further explain the terms of the Exchange Offer. Click on any of the links under “Learn” to go to additional documents relating to the Exchange Offer.

SIMULATE Your Choices

If you would like to simulate potential stock option exchange elections and/or make your elections, select the button Start Here on the home page.

The data in the Exchange Simulator is personalized for you. It allows you to review your outstanding stock options that have exercise prices of $34.00 or more per share and model the hypothetical values of your options or Restricted Shares based on different SNI share prices.

Step 1: Click on “Look at the Details of Your Stock Options”

When you click on Look at the Details of Your Stock Options, the Exchange Simulator shows all of your outstanding stock options having exercise prices of $34.00 or more per share and the number of Restricted Shares you will receive if you exchange them. You can also see when your options will vest, and the vesting schedule of the restricted shares if you choose to exchange your options. Note that stock options that have an exercise price that is less than $3.00 above the closing price of our shares on the last day of the Exchange Offer will be excluded from the Exchange Offer, and you cannot exchange them, even if they are listed on the Offer Web Site and even if you otherwise elected to exchange them.

Step 2: See the Impact of Different SNI Share Prices on your Options or Restricted Shares

You can use this tool to enter hypothetical information regarding our future share price and see the share price’s effect on the potential future values of your options or Restricted Shares.

Step 3: See How Different Simulations Affect the Total Value of Your Elections

Click the check boxes below to simulate “keeping” or “exchanging” each of your options. See how different simulations affect the graph at the left.

You can test as many scenarios as you want over the course of the Exchange Offer period, which begins on June 1, 2009 at 12:01 a.m. EDT, and will end on June 26, 2009, at 11:59 p.m. EDT.

It is important for you to note that the Exchange Simulator does not calculate the actual future value of options or Restricted Shares, as the values generated by the tool depend on your estimate of the future value of our shares and do not take into account all relevant factors that may affect the actual value, such as taxes, etc.

Note that the Exchange Simulator is being provided to you solely for your convenience and to provide limited mathematical simulations of the potential value that could be received from exchanging your options for Restricted Shares. The Exchange Simulator does not take into account all of the factors that you should consider in deciding whether to participate in the Exchange Offer. The Exchange Simulator is only an aid and does not in any way change or supplement the terms of the Exchange Offer, nor does it constitute a recommendation as to whether you should or should not participate in the Exchange Offer.

MAKE your elections

Once you have made your decision about which, if any, options you would like to exchange, you can make your elections right on the Offer Web Site.

If you choose to participate in the Exchange Offer, follow these steps:

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Step 1: Make Your Elections – Review your options, then select Go to Make My Election and select the options you wish to exchange in the program. If you are withdrawing previously elected options, de-select the options that you would like to withdraw from the Exchange Offer by clicking on the box next to the options so that the box is empty. An important note: Stock options that have an exercise price that is less than $3.00 above the closing price of our shares on the last day of the Exchange Offer will be excluded from the Exchange Offer, and you cannot exchange them, even if they are listed on the Offer Web Site and even if you otherwise elected to exchange them.

Scripps networks INTERACTIVE

STOCK OPTION EXCHANGE PROGRAM

OPENS MONDAY JUNE 1ST, 2009
CLOSES FRIDAY, JUNE 26, 2009 AT 11:59PM EDT

SNI Stock Price as of Jun 3, 2009 at 4:30pm EST
$20.00

Welcome

Home | Logout

Make My Elections

Before making your election, please make sure you have received and understood the documents that make up this offer, including: (1) Offer to Exchange Certain Outstanding Stock Options for Class A Restricted Shares, (2) Message to SNI Optionholders dated June 1, 2009, (3) Election Instructions, (4) Withdrawal Instructions, (5) Section 83(b) Election Form, (6) 2008 Long-Term Incentive Plan, and (7) the applicable form of Restricted Shares Agreement. Note that only options having an exercise price of $34.00 or more per share are listed. **If the exercise price of any of these options is less than $3.00 more than the closing price of our shares on the last day of the offer, you cannot exchange them even if they are listed on this website and even if you elected to exchange them.**

Step 1: Elect

Indicate which Options get exchanged for Restricted Shares by clicking the "Exchange for Restricted Shares" checkbox next to the appropriate Tranche of options in the table below. If you are withdrawing previously elected options, de-select the appropriate "Exchange for Restricted Shares" checkbox. If you wish, you can go to the Exchange Simulator.

Tranche	Grant Date	Expiration Date	# of Unexercised Options	Exercise Price	Keep as Options OR Exchange for Restricted Shares
A	2/20/2002	2/19/2012	16,065	$35.07	☐ Exchange for 3,508 Restricted Shares
B	2/26/2003	2/25/2013	17,136	$37.34	☐ Exchange for 3,774 Restricted Shares
C	2/25/2004	2/24/2014	4,284	$45.90	☐ Exchange for 808 Restricted Shares
D	2/10/2005	2/9/2013	5,355	$43.38	☐ Exchange for 955 Restricted Shares
E	2/22/2006	2/21/2014	4,819	$45.67	☐ Exchange for 914 Restricted Shares
F	2/22/2007	2/21/2015	4,284	$45.59	☐ Exchange for 779 Restricted Shares
G	2/21/2008	2/20/2016	3,480	$39.80	☐ Exchange for 784 Restricted Shares

•	Step 2: Authorize – Enter your username and the randomly-generated personalized authorization code to digitally “sign off” on your choices.

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Step 3: Submit – Submit your election on the “Make My Elections” page of the Offer Web Site by selecting the Submit My Election button after you have reviewed the election instructions that are linked on the Offer Web Site. Your election must be received by us on or before June 26, 2009, at 11:59 p.m. EDT.

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Step 4: Confirm – Once you submit your election, you will be taken to a screen that confirms your election was saved and provides you with a confirmation code. Click on Generate a Confirmation Statement if you would like to print out a record of your election.

Important!

Remember, you can visit the Exchange Offer Web Site and make changes to your election as many times as you would like beginning June 1, 2009, at 12:01 a.m. EDT until the Election Deadline on June 26, 2009, at 11:59 p.m. EDT. You may withdraw some or all of your options from the Exchange Offer at any time before the Election Deadline, but you will be bound by the last properly submitted election and/or withdrawal we receive before the expiration date.

Questions?

If you have questions about using the Offer Web Site or if you encounter problems, please send an email to SNI at equity@scrippsnetworks.com and someone will contact you.

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